Filed by Actavis, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Warner Chilcott plc, Actavis, Inc.

Commission File No. 000-53772, 001-13305

Date: May 21, 2013

Q&A

What is a stock-for-stock acquisition?

Under the terms of the proposed acquisition, which is expected to close by year-end 2013, Actavis and Warner Chilcott will be combined under a new company expected to be called Actavis plc or a variant thereof ("New Actavis") incorporated in Ireland. Warner Chilcott shareholders will receive 0.160 shares of New Actavis for each Warner Chilcott share they own upon closing. Actavis shareholders will receive one share of stock of New Actavis for each share of Actavis they own on closing. Warner Chilcott shareholders are expected to own approximately 23 percent of the combined company. Shares of New Actavis are expected to trade on the New York Stock Exchange under the current ticker symbol which is "ACT."

When will the transaction be final?

The proposed acquisition is subject to the approvals of the shareholders of both companies, and various governmental review and approvals in the United States and Europe, in particular in Ireland. Over the next several months, we will be working to obtain those approvals to complete this transaction. We anticipate that this process will conclude by the end of 2013.

How will the two companies be combined?

Until the transaction closes, we must continue to operate as two separate companies. However, we will be developing integration plans and intend to identify the best resources from within both organizations to serve on integration task forces. We will be working toward the smooth and timely combination of our businesses by the end of 2013.

Will our customers be notified of this proposed combination?

We intend to ensure that all customers receive notification of the offer of acquisition as rapidly as possible, and we will continue to communicate with them as appropriate throughout the transition until the close. However, we will continue to operate business as usual.

How will we know what is happening over the next few months?

The management teams of both companies are committed to communicating with you in a timely and consistent manner about the progress of the transaction and integration planning activities.



Global Headquarters
Actavis, Inc.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054 USA

International Headquarters
Actavis
Turmstrasse 24
6300 Zug
Switzerland

NYSE:ACT www.actavis.com

Actavis



This is Actavis

Actavis + Warner Chilcott Better together

Warner Chilcott Team Members,

On behalf of the management teams of Actavis and Warner Chilcott, we are proud to announce the exciting news that Actavis has entered into an agreement to acquire Warner Chilcott in a stock-for-stock transaction. The combination of Actavis and Warner Chilcott will reshape the specialty pharmaceutical universe and create a leading global specialty pharmaceutical company.

The combination of our two companies will create a leading global specialty pharmaceutical business with expected annual revenues of approximately $11 billion. Together, we will expand our Specialty Brands business to approximately $3 billion in sales, and offer a broader portfolio of branded pharmaceuticals focused in key therapeutic categories including Women's Health, Urology, Dermatology and Gastroenterology. Together, we will have a broader pipeline of potential new products, particularly in Women's Health.

News of the potential combination of Actavis and Warner Chilcott has been greeted enthusiastically by the financial community. One financial analyst wrote, "We have long felt these two companies would represent a strong potential combination." Another wrote, "We believe an Actavis/Warner Chilcott combination would make strategic sense, with Warner Chilcott bringing a strong portfolio of high-value specialty brand products in Women's Health, Dermatology, Urology and Gastroenterology."

The management teams of our two companies are working to complete the transaction by the end of this year. In the meantime, our two companies will continue to operate separately, maintaining a sharp focus on the execution of our individual company goals and objectives.

We hope you share our excitement about this potential combination, and thank you in advance for your patience, cooperation and continued focus as we work to combine Actavis and Warner Chilcott into a powerful global company with a world of opportunity.

Sincerely,

Roger Boissonneault
CEO, President and Director, Warner Chilcott

Paul M. Bisaro
President and CEO, Actavis

We are Actavis Actavis, Inc. (NYSE: ACT) is a Fortune 500 global, integrated specialty pharmaceutical company focused on developing, manufacturing and distributing generic, brand and biosimilar products. Our global headquarters are located in Parsippany, New Jersey, USA. Operating as Actavis Pharma, we develop, manufacture and market generic, branded generic, legacy brands and Over-the-Counter (OTC) products in more than 60 countries. Actavis Specialty Brands is our global branded specialty pharmaceutical business, which develops and markets a portfolio of approximately 40 products principally in the United States and Canada that are focused in the Urology and Women’s Health therapeutic categories. Our Specialty Brands division, through internal e_ orts and a partnership with Amgen, is also committed to developing and marketing biosimilars products in Women’s Health, Oncology and other therapeutic categories, and currently has a portfolio of 5 biosimilar products in development. In addition, we are also the fourth-largest U.S. generic pharmaceutical product distributor through our Anda, Inc. business, and we develop and out-license generic pharmaceutical products outside of the U.S. through our Medis third-party business. ACTAVIS SPECIALTY BRANDS KEY PRODUCTS Currently, Actavis Specialty Brands’ marketed products are concentrated in two therapeutic categories: women’s health and urology. WOMEN’S HEALTH Actavis Specialty Brands’ oral contraceptive franchise includes Generess® Fe, the most successful novel oral contraceptive launch in the last three years. Crinone®, a progesterone gel, is used for progesterone supplementation or replacement as part of an Assisted Reproductive Technology (ART) treatment for infertile women with progesterone de_ ciency. UROLOGY Rapa_ o®, an alpha blocker for the treatment of the signs and symptoms of enlarged prostate, is our number one promoted producted and the cornerstone of our Urology portfolio. Gelnique® and Gelnique 3%™ are treatments for overactive bladder and urinary incontinence. Trelstar® is a gonadotropin releasing hormone (GnRH) agonist, used for the management of advanced prostate cancer. Androderm® and Androgel® are leading treatments for low testosterone. * * C0-promoted Our Winning Way: Dynamic Employee Culture In late 2012, we launched Our Winning Way, an exciting global cultural evolution for our Company. Our Winning Way – Challenge, Connect, Commit – serves as a powerful foundation for aligning the more than 17,000 people of Actavis around a common set of powerful action words that sharpen our individual and team focus; more e_ ectively harness the collective talents of our teams; and ensure Actavis’ continued global success. Learn more about Actavis at www.Actavis.com and about our employee culture at www.OurWinningWay.com Actavis Industry Leading Global Supply Chain Solid Hafnarfjordur Dosage Iceland Coleraine API Northern Ireland Podolsk Russia Elizabeth, Solid Dosage NJ USA Copiague, NY USA Zoetermeer The Netherlands Solid Dosage Gum & PharmaPack European Logistics – Packaging Center Mississauga, Solid Dosage Ontario Canada Bucharest Injectables Romania Grovepoint, Distribution OH USA Solid Dupnitsa Dosage Bulgaria Athens Solid Dosage Greece Gurnee, Distribution IL USA Transdermal, Salt Lake City, Gels, UT USA Troyan Bulgaria Liverpool UK Solids, Semisolids, Changzhou City China Ointments Biologics Liquids API, Solid Dosage Corona, CA USA Barnstaple UK Leskovac Solid Dosage, Serbia Solid Dosage Solid Dosage Liquids Foshan China Nerviano Italy Mt. Prospect, IL USA Injectables Solid Dosage Pharmaceutical Zejtun Solid Dosage Malta Technology Olive Distribution Branch, MS USA Solid Birzebbuga Dosage Malta Ambernath India Lincolnton, NC USA API Singapore Various Jakarta Indonesia Solids, Semisolids, Solid Dosage Liquids Formulations Weston, Anda FL USA Goa India Davie, FL USA Rio de Janeiro Brazil Solid Dosage Solid Dosage Solid Dosage Driving Future Growth through World-Class R&D Hafnarfjordur Iceland London UK Bucharest Romania Troyan Bulgaria Bangalore India Salt Lake City, UT USA Liverpool Nerviano Chennai India Elizabeth, NJ USA North Brunswick, NJ USA Jakarta Indonesia Owings Mills, MD USA Weston, FL USA Navi, Mumbai India Ambernath India

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction. In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results or other nonhistorical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Warner Chilcott’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Warner Chilcott acquisition; subsequent integration of the Warner Chilcott acquisition and the ability to recognize the anticipated synergies and benefits of the Warner Chilcott acquisition; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the anticipated size of the markets and continued demand for Actavis’ and Warner Chilcott’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition) on a timely basis and on reasonable terms; maintaining a position in the Standard & Poor’s 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Warner Chilcott’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Warner Chilcott’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on form 10-K for the year ended December 31, 2012 and from time to time in Actavis’ other investorcommunications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Actavis accept responsibility for the information contained in this document other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this document and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this document. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this document and will not be responsible to any such other person for providing advice in relation to the matters referred to in this document. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

Bank of America Merrill Lynch and Greenhill & Co. are acting exclusively for Actavis and no one else in connection with the matters referred to in this document and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of Bank of America Merrill Lynch or Greenhill & Co and for providing advice in relation to the acquisition of Warner Chilcott, the contents of this document or any transaction or arrangement referred to herein.